15047831

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SECURITIE. ON
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SEC FILE NUMBER
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SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2014** AND ENDING **DECEMBER 31, 2014**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

L & R TRADING, LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

61 Broadway - Suite 2830

NEW YORK,	**NEW YORK**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES P. RHEIN **(212) – 608-9100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 3/14

OATH OR AFFIRMATION

I, *Ira Lee*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
L & R TRADING, LLC.* *as of December 31, 2014, are true and correct.
I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Managing member
Title

X ____________________
Notary Public

ALEJANDRO GOMEZ
Notary Public - State of New York
NO. 01GO6286056
Qualified in New York County
My Commission Expires Aug 26 2017

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

L & R TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

L & R TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,2014

ASSETS

Cash and cash equivalents	$	60,383
Securities owned, at market value (Note 3)		69,078
Due from clearing broker		1,150,274
Other assets		22,222
Total assets	$	1,301,957

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Accounts payable and accrued expenses	$	4,762
Securities sold, not purchased, at market value (Note 3)		115,231
Total liabilities		119,993

Commitments and Contingencies (Note 4)

Capital (Note 5)	$	1,181,964
Total liabilities and capital	$	1,301,957

The accompanying notes are an integral part of this statement.

L & R TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31,2014

Note 1 – Organization and Summary of Significant Accounting Policies

a) Nature of Operations

L & R Trading, LLC (the "LLC) is a New York limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The LLC is a member of NYSE-Arca, NYSE-LIFFE, BATS and BATS-Y.

b) Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with the United States generally accepted accounting principles (GAAP).

c) Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the LLC considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported income and expenses. Actual results could differ from those estimates.

e) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

f) Concentration of Credit Risk

The LLC's cash balances are maintained in banks and the LLC's clearing accounts balance are held in brokerage accounts. Clearing account balances are not covered by SIPC. The LLC has not experienced any losses in such accounts and management believes the LLC is not exposed to any significant risk on these accounts.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

g) Income Taxes

The LLC files its tax returns as a partnership. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. Accordingly, no provision for income taxes is made in the LLC's financial statements.

Note 2 – Commitments and Contingencies

Effective October 1, 2013 the company signed a lease for office space for a term of three years. The lease contains annual escalation clauses and accordingly rent expense is recorded on the straight line basis over the life of the lease. The lease also contains an escalation clause based on increases in real estate taxes, as defined in the lease. Rental expense was $26,594 and $17,246 for the years ended December 31, 2014 and 2013, respectively. Future minimum lease payments for the years ending December 31, are as follows:

2015	$50,139
2016	$42,803
	$92,942

Note 3 – Subsequent Events

Subsequent events were evaluated through February 6, 2015 which is the date the financial statements were available to be issued and there were no subsequent events requiring adjustment to or disclosures in the financial statements.

Note 4 – Net Capital Requirement

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014, the Company had net capital of $1,137,446 which was $1,037,446 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.42%.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
L&R Trading LLC
61 Broadway - Suite 2830
NY, NY 10006

We have audited the accompanying statement of financial condition of L&R Trading LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of L&R Trading LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 6, 2015